

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via e-mail
Aleksandr Chuiko
President
Karnet Capital Corp.
Lensoveta 42, apartment 48
Saint Petersburg, Russia 196143

>   **Re: Karnet Capital Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 21, 2014**
>   **File No. 333-197724**

Dear Mr. Chuiko:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 1 of our letter dated October 17, 2014. It is does not appear that the disclosure you refer to in the final paragraph of your response has been included on the cover page of the prospectus. We also note your statement that you have not yet fully developed your business plan. This appears consistent with Rule 419(a)(2) of Regulation C, which defines a blank check company as a development stage company that has no specific business plan or purpose. This, in conjunction with your lack of operations or revenues, requirements for at least $30,000 from this offering to pursue your business plan and lack of alternative funding (compounded by your removal of the language stating that your founder would loan you funds to implement your business plan), as well as your status as a going concern, leads us to conclude that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419.

2. We note that your counsel, Scott D. Olson, has recently been involved in the initial filings of several development stage and shell companies, primarily involving companies located in Eastern Europe and Russia. Please provide us with an analysis regarding why Mr. Olson should not be considered a promoter as that term is defined under Rule 405.

Prospectus Cover Page

3. Please revise your disclosure of the anticipated net proceeds from this offering to make explicit that the percentages presented on this page represent the sale of that percentage of the offered securities. Please also revise the dollar amounts associated with these

percentages to reflect the amount of net, rather than gross, proceeds that you will receive, and please make corresponding revisions on page four. Please refer to comment 3 of our letter dated October 17, 2014.

Risk Factors, page 5

We operate in a highly competitive environment, and if we are unable to compete with … page 9

4. Please revise your disclosure here and on page 29 to clarify the competitive conditions that you are currently facing.

Management's Discussion and Analysis or Plan of Operation, page 15

12 Month Plan of Operations, page 16

5. Please update your disclosure to reflect the current state of your business. We note that your plan of operations does not take into account the fact that you have already signed a distributorship contract with Kalynka 25, or your purchase of 50 garburators.

Results of Operations, page 23

6. Please update your discussion of your results of operations to reflect developments in the period ending August 31, 2014. We note that your cash has decreased by $529 since May 31, 2014, but no discussion is made of what these funds were used for. Please also clarify the status of the 50 garburators you purchased before May 31, 2014. It is currently unclear whether you or Kalynka 25 are storing these garburators, if you have delivered them to Kalynka 25 for payment, or if they have been otherwise disposed of.

Description of Business, page 25

Freight and Storage, page 27

7. Please clarify whether you are subject to any import or tax duties in Russia. See comment 13 of our letter dated October 17, 2014.

8. Clarify whether Kalynka 25 will store your garburators for you or pay for them upon receipt, as provided in the contract filed as Exhibit 10.1. Please refer to comment 14 of our letter dated October 17, 2014.

Certain Relationships and Related Transactions, page 32

9. You do not appear to have revised your disclosure to discuss the $5,000 loan from Mr. Chuiko to your company on June 24, 2014. Refer to comment 15 of our letter dated October 17, 2014 and make appropriate revisions.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Scott D. Olson, Esq. *(via e-mail)*